21001682

PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING   01/01/20
AND ENDING 12/31/20

MM/DD/YY

MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KAPITALL GENERATION, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10816 Crown Colony Drive, #204

(No. and Street)

Austin	Texas	78747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Roberts   (201) 310 – 5322

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin Nebbia & Associates

(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200	Fairfield	New Jersey	07004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KAPITALL GENERATION LLC
(A Wholly-Owned Subsidiary of DCP 360, Inc)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

☒   Report of Independent Registered Public Accounting Firm.

☒   (a)   Facing Page.

☒   (b)   Statement of Financial Condition.

☐   (c)   Statement of Operations.

☐   (d)   Statement of Changes in Member's Equity.

☐   (e)   Statement of Cash Flows.

☐   (f)   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

☒   Notes to Financial Statements.

☐   (g)   Computation of Net Capital For Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.

☐   (h)   Computation for Determination of Reserve Requirements For Brokers And Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934.

☐   (i)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3 Under the Securities Exchange Act of 1934.

☐   (j)   A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).

☐   (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒   (l)   An Affirmation.

☐   (m)   Copy of the SIPC Supplemental Report (filed separately).

☒   (n)   A Report Describing the Broker-Dealer's Compliance with the Exemptive Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Independent Registered Public Accountant's Report on the Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

AFFIRMATION

I, Barry Mione, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Kapitall Generation LLC, as of and for the year ended December 31, 2020, are true and correct. I further affirm that neither Kapitall Generation LLC, nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
CEO

2/26/21
_____
Date

Per the Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns of April 2, 2020, this annual report is being filed without the signed Affirmation that the statements are true and correct having been notarized. At the same time, a written notice to this effect is being provided to Division Staff and to the firm's designated examining authority.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of
Kapitall Generation, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kapitall Generation, LLC (the "Company") as of December 31, 2020, the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

The accompanying financial statements have been prepared assuming that Kapitall Generation, LLC will continue as a going concern. As discussed in Note 7 to the financial statements, Kapitall Generation, LLC has suffered material losses from operations and has limited equity. These conditions raise substantial doubt about its ability to continue as a going concern

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 26, 2021

KAPITALL GENERATION LLC
(A Wholly-Owned Subsidiary of DCP360, Inc)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

Cash	$	682
Clearing Deposit		125,089
Prepaid expenses		16,532
Due from Parent		18,682
	$	160,985

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable	$	88,154
Due to Clearing Broker		21,587
Total liabilities		109,741
MEMBER'S EQUITY:		51,244
	$	160,985

See notes to financial statements.

KAPITALL GENERATION LLC
(A Wholly-Owned Subsidiary of DCP360, Inc)

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

1. ORGANIZATION AND BUSINESS DESCRIPTION

Organization — Kapitall Generation, LLC, a wholly-owned subsidiary of DCP360, Inc (dba "SaveDay") was organized on December 4, 2009, under the laws of the State of Delaware. The Company was incorporated under the original name Stereo Scope Securities, LLC, however, effective February 17, 2012, Stereo Scope Securities, LLC changed its name to Kapitall Generation, LLC. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. On August 19, 2011, the Company became a member of the Financial Industry Regulatory Authority.

On May 7, 2019, SaveDay purchased the membership interests of Kapitall Generation, LLC and its affiliate WealthyX, LLC, a provider of automated investment management ("robo advisory") services, from previous parent company, New Kapitall Holdings, LLC. SaveDay continues to provide the necessary capital for the Company's operating expenses and net capital requirement. SaveDay is a subsidiary of LV Kapitall, LLC.

The liability of the member for the losses, debts, and obligations of the Company is generally limited to its capital contributions.

Business Description — The Company had previously engaged in online retail brokerage operations as an introducing broker to its clearing firm, Apex Clearing Corporation. During 2019, the Company notified its remaining retail brokerage customers that it would be discontinuing its retail online brokerage operations. In 2020, the Company has focused exclusively on providing clearing and execution services to the 401(k) plans managed by SaveDay, continuing to act as introducing broker to its clearing firm, Apex Clearing Corporation.

2. ACCOUNTING POLICIES

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates in the Preparation of Financial Statements — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

Revenue Recognition — Securities transactions and the related revenues and expenses are recorded on a trade date basis. Fees for services rendered are recorded on an accruals basis.

Income Taxes — While the Company is a disregarded entity for income tax purposes, the net loss is included in the corporate income tax returns of its parent.

Uncertain tax positions are recorded in accordance with Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority. As of December 31, 2019, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. The Company is subject to examination by federal, state, or local taxing authorities for the periods since 2016.

Cash — All cash is on deposit in a non-interest-bearing account with a major financial institution.

Clearing Deposit — All funds are held by Apex Clearing Corporation, the Company's fully disclosed clearing agent.

Revenues — In the Company's previous financial statements the Company has reported revenue in respect of commissions earned from its customers for trades executed, cleared and settled by Apex Clearing Corporation acting as the Company's fully disclosed clearing agent. However, since 2018 the Company has waived these commissions and has reporting $0 as Commission revenue in its Statement of Operations.

The Company charges SaveDay an administration & account supervision fee in relation to the oversight of the clearing and execution of the securities in the 401(k) plans managed by SaveDay.

A number of charges for ancillary services provided to the residual self-directed brokerage customers are passed on to the customers and reported in the Company's Statement of Operations as Other Revenue.

Fair Value of Financial Assets and Liabilities — The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, clearing deposit, due to brokers, prepaid expenses, accounts payable, accrued expenses, and due to parent. The fair value of the Company's financial assets and liabilities approximates the carrying value due to the short-term nature and characteristics of the asset or liability.

Accounts payable and Accrued Expenses — The Company has accounts payable and accrued expenses that represent payments due for outside services and other various liabilities.

Statement of Cash Flows — For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

3. ADMINISTRATIVE SERVICE AGREEMENT

The Company entered into an updated administrative service agreement on May 7, 2019 with its parent company, SaveDay, whereby the parent agrees to furnish to the Company, administrative and other services and to pay certain expenses of the Company. Such expenses were treated either as additional capital contributions by SaveDay to the Company or the Company will accrue such expenses as a liability on its books. During the year ended December 31, 2020, the Company's obligation to SaveDay in the amount of $254,081 was transferred into equity and was treated as an additional capital contribution. At December 31, 2020, a balance was due from SaveDay of $18,681.81. The Company recognized expenses of $97,293 per this updated administrative service agreement with SaveDay in the Statement of Operations. In addition the Company reported $81,726

of Administration & Account Supervision fees paid by SaveDay in relation to the oversight of the clearing and execution of the securities in the 401(k) plans managed by SaveDay.

4. NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current aggregate indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined.

At December 31, 2020, the Company had net capital, as defined, of $16,030 which was $8,714 in excess of its required net capital of $7,316. Aggregate indebtedness at December 31, 2020 was $109,741. The ratio of aggregate indebtedness to net capital was 6.846 to 1.

5. STOCK BASED COMPENSATION

The assets of Kapitall, Inc. were acquired by New Kapitall Holdings, LLC on January 31, 2014. Subsequently, on February 24, 2017 New Kapitall Holdings, LLC's board of directors approved a resolution to obtain the necessary shareholder approvals to terminate option awards to purchase the common stock of Kapitall, Inc. that had previously been awarded to employees of the Company.

Mr. Mione, the Company's CEO, and the only employee of the Company that met the continuous service requirements of the options plan, similarly had previously provided his approval to relinquish his option rights.

As such, the Company did not report any compensation expense in 2020 in relation to these option awards. Furthermore, the Company had not recorded any compensation expense in relation to these option awards since the acquisition of Kapitall, Inc. in January 2014.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 26, 2020, which is the date the financial statements were available to be issued. There were no subsequent events that required adjustment to or disclosure in the consolidated financial statements except as described below.

On January 29, 2021, SaveDay provided an additional cash infusion of equity to the Company of $5,000. On January 31, 2021, SaveDay agreed to convert a further $8,086 of the Company's debt obligation to equity, and for this to be treated as an additional contribution to capital to the Company. On February 19, 2020, SaveDay provided an additional cash infusion of equity to the Company of $5,000. On February 25, 2020 SaveDay provided an additional cash infusion of equity to the Company of $17,000.

SaveDay is currently in the final stages of negotiation with investors to close a round of financing that will provide the necessary capital for the Company's operating expenses and net capital requirement.

7.   MATERIAL UNCERTAINTY AS TO GOING CONCERN

At December 31, 2020, the Company had member's equity of $51,244 after a net loss of $332,737 for the period ended December 31, 2020. The Company also sustained material losses in prior years. These factors have created a material uncertainty about the Company's ability to continue as a going concern.